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December 8, 2004                                     OUR FILE NO. 1200471-901900

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: David Ritenour

RE:   TRIDENT MICROSYSTEMS, INC.
      FORM 10-K FOR PERIOD ENDED JUNE 30, 2004
      FORM 10-K/A FOR PERIOD ENDED JUNE 30, 2004
      FILE NO. 0-20784

         CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.

Dear Mr. Ritenour:

We are writing on behalf of our client, Trident Microsystems, Inc. ("Trident"), in response to the letter of comments (the "Comment Letter") received from the staff (the "Staff") of the U. S. Securities and Exchange Commission (the "SEC") dated November 5, 2004, with respect to Trident's Form 10-K for the period ended June 30, 2004 and Form 10-K/A for the same period (together, the "Form 10-K").

Set forth below are Trident's responses to the comments made in the Comment Letter. For your convenience, we restated each comment in italics below, with numbers corresponding to the numbering in the Comment Letter. Trident's responses follow the restated comments.

FORM 10-K FOR YEAR ENDED JUNE 30, 2004

Business - Page 3

Products in Development -- Page 6

1. We note your disclosure that the Company will license High-Definition Multimedia Interface technology from Silicon Image. In future filings, please clarify whether the license arrangement is pursuant to a formal agreement. If the arrangement is in the negotiation stages, please discuss. If there is a formal agreement in place, discuss the material terms and consider filing it as a "material contract" under Item 601 of Regulation S-K or tell us why it should not be filed.

   AUSTIN    LA JOLLA    SACRAMENTO    SAN DIEGO    SAN FRANCISCO    SEATTLE
                        SILICON VALLEY    WASHINGTON, DC
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GRAY CARY WARE & FREIDENRICH LLP

CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.
December 8, 2004
Page Two

      RESPONSE: Trident has a formal agreement for this technology. However, the technology is not material to its business.

      Sales, Marketing. And Distribution - Page 7

2. We note your disclosure in Note 11 to your financial statements that a small number of customers frequently accounted for a majority of your revenues during fiscal 2004. In future filings, please provide the disclosures regarding customers who represent ten percent or more of the company's consolidated revenues required by Item 101(c)(1)(vii) of Regulation S-K.

      RESPONSE: Trident believes that the information is properly disclosed on Page 21 of our Form 10-K (MD&A Revenues) as well as in Note 11 to the financial statements.

      Manufacturing - Page 7

3. In future filings, please include a detailed summary of the material terms of your foundry relationship with UMC.

      RESPONSE: Except as otherwise disclosed in its public filings, Trident has no long term purchase contracts with UMC. Trident's contractual relationship with UMC to date has exclusively consisted of purchase orders containing standard commercial terms. Other than price, Trident does not consider these terms to be material. Trident will examine this issue in connection with future filings and will disclose material terms (other than price) to the extent any exist.

4. You discuss certain risks associated with conducting business with foundries that are under no obligation to supply products except as provided for in a particular purchase order. For example, we note your disclosure regarding the risk of loss of customers or other material adverse effects on operating results that could result from delays in the supply of products or shortages in raw material. In future filings, please discuss, if material, the extent to which the company has in the past experienced such delays or shortages, and how it has impacted operating results.

      RESPONSE: Trident hasn't experienced shortages or delays in recent periods. Trident will consider and review this issue in connection with future filings.

5. In future filings, please provide disclosure related to the company and industry practices relating to working capital, or tell us why you believe that disclosure is not required. Please refer to Item 101(c)(1)(vi) of Regulation S-K.

      RESPONSE: In future filings, Trident will provide disclosure related to the company's practices with respect to working capital.

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GRAY CARY WARE & FREIDENRICH LLP

CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.
December 8, 2004
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      Competition - Page 8

6. In future filings, please revise to disclose the company's relative position in the markets you describe. In addition, briefly identify and explain any negative factors affecting the company's competitive position. See Item 101(c)(1)(x) of Regulation S-K.

      RESPONSE: Trident will include such disclosure in future filings.

      Intellectual Property - Page 11

7. In future filings, please provide the disclosure required by Item 101(c)(1)(iv) of Regulation S-K relating to the importance, duration and effect or all patents, trademarks, and licenses held by the company.

      RESPONSE: Trident will include such disclosure in future filings. In general, Trident's ownership of any particular patent or license has not been material to its business in recent periods.

8. We note your disclosure that the company "will maintain certain rights and obligations with respect to [its] graphics technology," notwithstanding the sale of the company's graphics business to XGI in July 2003. In future filings, please clarify the nature and extent of those rights and obligations.

      RESPONSE: This language was only intended to clarify that Trident did not transfer all rights and obligations, although the retained rights and obligations may not be material. Trident will clarify in future filings that it retained rights necessary to conduct its business and will disclose any other rights or obligations, if material.

      Backlog - Page 12

9. In future filings, quantify the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, or tell us supplementally why you do not believe that those disclosures would be material or otherwise appropriate. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

      RESPONSE: For the reasons noted in its Form 10-K disclosure, and consistent with other companies in its industry, Trident does not believe backlog is a reliable business indicator for its particular markets. Further details have been provided supplementally to the Staff. [Confidential and/or Supplemental Information Redacted]


Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Page 17

      Overview - Page 17

10. In future filings, consider revising the Overview section to provide a more specific discussion of the most important matters on which the company's executives focus in evaluating the company's financial condition and operating performance. For example,

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GRAY CARY WARE & FREIDENRICH LLP

CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.
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      consider discussing economic or industry-wide factors relevant to the company. For guidance, please refer to SEC Release No. 33-8350.

      RESPONSE: Trident will review and revise this disclosure in future filings and will consider the guidance in Release No. 33-8350 as it does so.

      Critical Accounting Policies, Judgments and Estimates - Page 18

11. We note that your accounting for stock-based employee compensation requires a significant amount of estimates, including assumptions regarding volatility, expected life and the market value at the date of grant for TTI options granted to TTI employees. Please revise your discussion in future filings to discuss why your estimates or assumptions bear the risk of change. Also, revise future filings to analyze factors such as how you arrived at the estimate, how accurate the estimate has been in the past, how much the estimate has changed in the past and whether the estimate is reasonably likely to change in the future. Finally, you should analyze the estimates' specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. See SEC Release No. 33-8350.

      RESPONSE: Trident will revise its disclosures in future filings to address these issues.

12. Please supplementally provide us with details as to why you consider inventory obsolescence to be a critical accounting policy. Have you been required to record significant inventory obsolescence charges in the past? If so, quantify for us the impact of these charges on your results of operations? Do you maintain a reserve for inventory obsolescence? If so, why haven't you included such amounts in your Schedule II? Please supplementally advise and revise future filings to address our comments, as appropriate.

      RESPONSE: Trident believes that assessing the realizable value of potential excess and obsolete inventory involves judgment and considering the amounts that may potentially be involved, Trident considers the consistent application of this assessment a "critical accounting policy." Consistent with SAB 100, Trident also considers any adjustments as a new basis for costing the inventory and therefore Trident does not report this as a reserve. Further details have been provided supplementally to the Staff. [Confidential and/or Supplemental Information Redacted]


      Results of Operations -- Page 20

13. When citing more than one factor in explaining a change in a financial statement line item, where material, the amounts of the individual factors cited, including offsetting factors, should be separately quantified unless it is impractical to do so. We note instances where it appears that the amounts of multiple factors should be reasonably quantifiable For example, under Selling, General and Administrative, you attribute the changes to increases in professional fees and increases in administrative expenses relating to your restructuring activities, however, the amounts are not quantified. Please apply this general guidance throughout Management's Discussion and Analysis in your future filings.

      RESPONSE: In future filings, Trident will provide quantitative information regarding the amounts of material individual factors in explaining the changes in financial statement line items. Pursuant to this comment, in its recent Form 10-Q for September 30, 2004, Trident provided additional disclosure of individual factors in contributing to changes in its results.

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GRAY CARY WARE & FREIDENRICH LLP

CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.
December 8, 2004
Page Five

      Selling, General and Administrative -- Page 21

14. When citing more than one factor in explaining a change in a financial statement line item, where material, the amounts of the individual factors cited, including offsetting factors, should be separately quantified unless it is impractical to do so. For example, you discuss that Selling, general and administrative expenses increased due to changes in professional fees and administrative expenses relating to restructuring activities. What portion of the increased expense is due to each factor? Please apply this comment throughout your Management's Discussion and Analysis.

      RESPONSE: In future filings, Trident will provide quantitative information regarding the amounts of material individual factors in explaining the changes in financial statement line items. Pursuant to this comment, in its recent Form 10-Q for September 30, 2004, Trident provided additional disclosure of individual factors in contributing to changes in its results.

      Investment in UMC and Other Investments -- Page 22

15. We note your disclosure that the value of the company's investment securities, including shares in United Microelectronic Corporation, has recently exceeded forty percent of the value of the company's total assets. In light of this disclosure, please explain why the company is not an investment company within the meaning of Section 3(a)(1)(C) of the Investment Company Act of 1940.

      RESPONSE: Trident is an operating company. Furthermore, the value of Trident's investment securities was considerably less than forty percent of the value of Trident's total assets as of the end of the most recent fiscal quarter, calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "1940 Act"), and Trident believes this continues to be the case as of the date of this letter, based on the current market valuation of UMC, recent market-based indications of the value of Trident's majority-owned subsidiary TTI, and the current exchange rate between the U.S. Dollar and the New Taiwanese Dollar. Trident is therefore not an investment company within the meaning of the 1940 Act.

16. We note your disclosure that you "intend to continue...to take such actions as are necessary to ensure [you] are not, and are not regulated as, an investment company." Supplementally explain what actions the company is taking to ensure that it is not an investment company.

      RESPONSE: Trident is primarily engaged in the business of being a fabless semiconductor company. There are many actions Trident could take to prevent being classified as an investment company, up to and including liquidating its holdings of securities if necessary. Further details have been provided supplementally to the Staff. [Confidential and/or Supplemental Information Redacted]


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GRAY CARY WARE & FREIDENRICH LLP

CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.
December 8, 2004
Page Six

      Liquidity and Capital Resources - Pace 24

17. We note your disclosure that you anticipate that current resources are sufficient to meet the company's needs for at least the next twelve months. In future filings, please expand your disclosure to also discuss the company's liquidity on a long-term basis. Refer to the Instructions to
      Item 303(a) of Regulation S-K.

      RESPONSE: Trident will make this additional disclosure in future filings.

      We have had fluctuations in quarterly results in the past and may continue to do so in the future - Page 25

18. We note your disclosure that seasonal fluctuations affect demand for your products. In particular, you mention seasonality in the third quarter of each fiscal year due to the extended holidays surrounding the Chinese New Year. In future filings, include a brief discussion in the "Business" section of how this seasonality affects the company's operations. See Item 101(c)(1)(v) of Regulation S-K.

      RESPONSE: Trident will make this additional disclosure in future filings.

      We are vulnerable to undetected product problems - Page 27

19. You disclose that the company's products have experienced undetected errors in the past and that such errors could materially adversely affect the Company. In future filings, please discuss the extent to which such past errors have had an impact on the company's operating results.

      RESPONSE: Trident will make this additional disclosure in future filings as appropriate. We note that the effect of undetected errors had not had a material impact on Trident's operating results in any recent period.

Financial Statements and Supplementary Data - Page 32

      Consolidated Balance Sheet - Page 34

20. We see where you announced your intentions to discontinue your graphics division in June 2003, and completed a transaction in July 2003 to transfer the assets of this division to XGI Technology in exchange for cash, which was simultaneously used to acquire a 30% interest in XGI. Through June 30, 2003, you reported your operations in two segments - Digital Media and Graphics. Subsequently, you sold 10% of your interest in XGI. Please respond to the following questions:

      - Provide us with your evaluation of SFAS No. 144 as it relates to this transaction, and tell us why you determined that the operations of the Graphics Division should not have been reported as discontinued operations beginning with your fiscal year 2003 financial statements.

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CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.
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Page Seven

      - If the basis for your decision was the continuing involvement you were going to have, tell us why you believe such involvement was "significant."

      - Tell us how the structure of the transaction, with you receiving cash and then using that cash to purchase a 30% equity interest in XGI, impacted your accounting. Were these two events treated as one transaction or as two separate transactions?

      RESPONSE: Trident has reviewed the accounting and reporting related to the transaction with XGI and believes it to be appropriate. Trident's reasoning for not using discontinued operations reporting was partly based on its continuing interest. Trident accounted for the entire transaction as one transaction. Further details have been provided supplementally to the Staff. [Confidential and/or Supplemental Information Redacted]


      Note 5 - Gain (loss) on investments, net - Page 42

21. We see your discussion of the July 25, 2003 and September 30, 2003 transactions with respect to XGI Technology, Inc. Based on your disclosures, it appears you have not recorded any asset on your financial statements relating to the investment in XGI, and you are not recording any equity losses in your investment in XGI. You state that the basis is "because XGI (is) a new company that merged two businesses with an uncertain future and its equity securities were not traded on a quoted exchange." However, we sec that you sold a 10% equity interest for $7.5 million in cash. Please respond to the following questions:

      - Tell us how you accounted for your initial. investment in XGI. Did you record an investment asset at that date? If so, what was the amount and how was it determined?

      - Provide us with more details as to why you believe you should not have an asset recorded related to this investment when this recent sale implies that the fair value of your investment is $15 million.

      - Please supplementally tell us whether you have any funding commitments to XGI or intentions to provide additional funding to XGI.

      In addition, revise your future disclosures to provide more details as a result of our comment. Cite the specific accounting literature that you are relying upon in your response.

      RESPONSE: Trident did not record an asset on its balance sheet to reflect any realizable value associated with its investment in XGI at the time of divestiture. Trident believes this position to be prudent and well supported by various accounting literature. Trident has no funding commitments or intention to provide additional funding with respect to XGI. Trident will revise future disclosures to provide more detail regarding its accounting for XGI. Further details have been provided supplementally to the Staff. [Confidential and/or Supplemental Information Redacted]


      Note 8 - Stock-Based Compensation - Page 48

22. We see under "Stock Options in TMI" where you state that you grant nonstatutory and incentive stock options to key employees, directors and consultants. Later, you state that you have not granted stock options or equity instruments to non-employees other than members of your Board of Directors. Please supplementally clarify for us whether you

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CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.
December 8, 2004
Page Eight

      have issued any options to non-employees (including consultants). Revise future filings to clarify.

      RESPONSE: Trident's stock option plan does allow granting nonstatutory and incentive stock options to key employees, directors and consultants. However, so far, Trident has not granted stock options or equity instruments to non-employees other than members of its Board of Directors.


23. With respect to the TTI stock options, please supplementally tell us how you determined the market value of the TTI stock at the date of grant. We see that the exercise price at the grant date is the par value. However, the Black-Scholes model requires you to value the option using the exercise price and the market value. Please revise future filings to include a summary of the methods you use to determine the market value of the TTI stock. We may have further comment.

      RESPONSE: Trident used a process of estimation to establish a market value for the TTI stock and then used both this market value and the exercise price to calculate a value associated with the TTI stock options. Trident believes its approach to be reasonable and consistent with the relevant accounting literature. Further details have been provided supplementally to the Staff. [Confidential and/or Supplemental Information Redacted]


      Other

24. We see where you discuss product warranties on Page 18. However, we do not see where you have included a rollforward of your warranty liability in your financial statements as required by paragraph 14 of FIN 45. Please advise and note that we may have further comment.

      RESPONSE: In Trident's industry, products are typically both pre-qualified by OEM customers and thoroughly tested in the manufacturing process and as a result actual warranty returns are typically rare. Due to the small amounts and relatively immaterial nature of Trident's warranty return experience, Trident does not provide a warranty liability rollforward. Further details have been provided supplementally to the Staff. [Confidential and/or Supplemental Information Redacted]


FORM 10-K/A FOR FISCAL YEAR ENDED JUNE 30, 2004

Executive Compensation -- Page 7

25. In future filings please provide the information required by Item 402(j) of Regulation S-K regarding the board's compensation committee.

      RESPONSE: Trident will include this information in future filings.

ACKNOWLEDGEMENT OF CERTAIN MATTERS

On behalf of and at the request of Trident, we advise you that Trident hereby acknowledges (1) that it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing, and (3) that Trident may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

                                    * * * * *

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GRAY CARY WARE & FREIDENRICH LLP

CONFIDENTIAL TREATMENT REQUESTED BY TRIDENT MICROSYSTEMS, INC.
December 8, 2004
Page Nine

If you have any questions regarding the responses to the comments of the Staff or require additional information from Trident, please contact the undersigned at (415) 836-2510.

Very truly yours,

GRAY CARY WARE & FREIDENRICH LLP

By: /s/ J. Howard Clowes
    --------------------------
    J. Howard Clowes

JHC:pls